

Q1–Q4 | 2018

FINANCIAL STATEMENTS RELEASE
JANUARY–DECEMBER

CITYCON 2018: EPRA EARNINGS RETURNED TO GROWTH IN Q4/2018

- Occupancy rate improved to 96.4% driven by Finland & Estonia.
- EPRA earnings returned to growth in Q4/2018. Planned divestments conducted in 2017 and in 2018 as well as weaker currencies impacted full year net rental income and EPRA Earnings as expected.
- Administrative expenses declined by 11.8% excluding the one-off expenses related to management changes.
- Total tenant sales and footfall grew and were stable on a L-F-L basis.

OCTOBER–DECEMBER 2018

- Net rental income was EUR 53.7 million (Q4/2017: 53.9). Planned divestments impacted net rental income by EUR -2.1 million and weaker currencies by EUR -0.5 million, while redevelopment projects increased net rental income by 1.8 million.
- EPRA Earnings, excluding the one-time expenses related to management changes, increased to EUR 36.6 million (33.8) or EUR 0.041 (0.038) per share. Reported EPRA Earnings increased to EUR 34.2 million (33.8) mainly due to lower direct net financial expenses. EPRA earnings also included one-time expenses of EUR 2.4 million related to management changes. EPRA Earnings per share (basic) was EUR 0.038 (0.038).
- IFRS-based earnings per share decreased to EUR 0.01 (0.03) mainly due to higher fair value losses.

JANUARY–DECEMBER 2018

- Net rental income was EUR 214.9 million (Q1-Q4/2017: 228.5). (Re)development projects and acquisition of Straedet in Denmark increased NRI by EUR 8.4 million, while property divestments decreased net rental income by EUR 16.4 million and weaker SEK and NOK by EUR 4.7 million.
- EPRA Earnings excluding the one-time expenses related to management changes was EUR 145.9 million or EUR 0.164 (0.171) per share. Reported EPRA Earnings was EUR 143.5 million (152.3) due to lower net rental income. Lower direct net financial expenses as well as administrative expenses partly offset this reduction. Administrative expenses decreased by EUR 1.0 million even though they included one-time expenses related to management changes of EUR 2.4 million. EPRA Earnings per share (basic) was EUR 0.161 (0.171). Negative impact from weaker currencies was EUR 0.004 per share.
- IFRS-based earnings per share was EUR 0.02 (0.10) as a result of net fair value losses on investment properties, increase in one-time net financial expenses and impacts from property divestments as well as currencies.
- Net cash from operations per share decreased to EUR 0.11 (0.17) mainly due to one-off financial expenses paid.
- The Board of Directors proposes to the Annual General Meeting that the Board be authorised to decide on the distribution of dividend for the financial year 2018, and assets from the invested unrestricted equity fund. Based on the authorization the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. Based on the authorization, the company could distribute a maximum of EUR 8,899,926.28 as dividends and EUR 106,799,115.36 as equity repayment. The dividend/equity repayment would be paid to shareholders in four instalments.

KEY FIGURES

		Q4/2018	Q4/2017	% [1]	Comparable change% [3]	2018	2017	% [1]	Comparable change% [3]
Net rental income	MEUR	53.7	53.9	-0.3%	0.6%	214.9	228.5	-6.0%	-4.0%
Direct Operating profit [2]	MEUR	44.1	45.9	-4.0%	-3.0%	187.6	200.5	-6.4%	-4.4%
Earnings per share (basic)	EUR	0.01	0.03	-76.3%	-75.5%	0.02	0.10	-81.0%	-80.1%
Fair value of investment properties	MEUR	4,131.3	4,183.4	-1.2%	-	4,131.3	4,183.4	-1.2%	-
Loan to Value (LTV) [2]	%	48.7	46.7	4.1%	-	48.7	46.7	4.1%	-
EPRA based key figures [2]									
EPRA Earnings	MEUR	34.2	33.8	1.2%	2.5%	143.5	152.3	-5.8%	-4.4%
EPRA Earnings per share (basic)	EUR	0.038	0.038	1.2%	2.5%	0.161	0.171	-5.8%	-4.4%
EPRA NAV per share	EUR	2.59	2.71	-4.5%	-	2.59	2.71	-4.5%	-

[1] *Change from previous year. Change-% is calculated from exact figures.*
[2] *Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) new guidelines. More information is presented in Basis of Preparation and Accounting Policies in the notes to the accounts.*
[3] *Change from previous year (comparable exchange rates). Change-% is calculated from exact figures.*

OUTLOOK

Citycon forecasts the 2019 EPRA Earnings per share (basic) to be EUR 0.155-0.175. Furthermore, the Direct operating profit is expected to be in the range of EUR 188-206 million and EPRA Earnings in the range of EUR 138-156 million.

These estimates are based on the existing property portfolio and on the prevailing level of inflation, the EUR-SEK and EUR–NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

CEO F. SCOTT BALL:

My appointment as Citycon's new CEO as of January 1, 2019 was announced in November. During the past several weeks, I have had the opportunity to visit almost all of our assets and offices. I have been truly impressed by the quality of the real estate and by the talent of our people. I believe we have a strong asset base and excellent team with which we can take Citycon to the next level.

Looking at the operational performance in 2018, our business developed in line with expectations. This past year, our net rental income amounted to EUR 214.9 million and the proforma like-for-like net rental income grew by 1.0 % driven by the development in Iso Omena in particular. Our EPRA earnings were impacted by the planned disposals carried out in 2017-2018, currency impact and one-time management change expenses resulting in EPRA earnings of EUR 143.5 million. Citycon continued its strict cost management measures and administrative expenses declined by 11.8% excluding the one-time management change expenses. Looking at our financial guidance for 2019, we expect our EPRA EPS to be in the range of EUR 0.155-0.175 in 2019.

During the year we continued to improve the average quality of our portfolio with the divestment of five secondary assets. The total proceeds of EUR 96 million were used to fund our development pipeline, including Mölndal Galleria and Lippulaiva. We will continue to recycle capital going forward as our vision is to focus on multi-functional shopping centres that are connected to public transportation in growing urban areas. Thanks to our capital recycling actions, we are pleased that already now 40% of our asset value is concentrated in our five largest assets. Strengthening the balance sheet remains a key priority for the company.

Our industry is changing rapidly and a noticeable divergence between the best-in-class and secondary assets is clear. In this current environment, we must intensify our focus on maximizing value at each of our assets. We are taking steps to ensure that our operating team has the necessary resources in place in order to spend more time in our assets. We have identified asset management improvement actions and changes within the organization and have already begun to implement these changes. These improvements will provide consistency across the portfolio, allow us to grow specific segments of our business and enable us to take advantage of our Pan-Nordic scale. In addition, we continue to focus on capital allocation and ensuring we remain good stewards of capital going forward.

My first weeks as Citycon's CEO have been a tremendously positive experience and the team is energized to take the company forward.

1. LIKE-FOR-LIKE NET RENTAL INCOME GREW IN SWEDEN & DENMARK AND NORWAY

LIKE-FOR-LIKE AND TOTAL NET RENTAL INCOME DEVELOPMENT, 2018 VS. 2017


%
-4.2
-9.4
0.0
1.1
-6.7
1.6
1.7
5.4
1.7
-0.5
-6.0
1.0
Finland & Estonia
Norway
Sweden & Denmark
Total
Pro forma total 1)
Like-for-like NRI Development (at comparable exchange rates)
NRI Development (at historical exchange rates)
Pro forma Like-for-like NRI Development (at comparable exchange rates)

1) Including comparable periods for Iso Omena and Buskerud 4–12/2018

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

	Net rental income					Gross rental income
MEUR	Finland & Estonia	Norway	Sweden & Denmark	Other	Total	Total
2017	**106.9**	**79.6**	**41.3**	**0.7**	**228.5**	**257.4**
Acquisitions	-	-	3.5	-	3.5	3.6
(Re)development projects	4.3	-0.7	1.4	-	4.9	4.9
Divestments	-12.1	-3.1	-1.2	-	-16.4	-18.8
Like-for-like properties 1)	-2.0	0.7	0.7	-	-0.7	0.4
Other (incl. exchange rate differences) 2)	-0.2	-2.2	-2.0	-0.5	-4.9	-10.5
2018	**96.9**	**74.3**	**43.5**	**0.2**	**214.9**	**237.0**

1) *Like-for-like properties are properties held by Citycon throughout two full preceding periods. Like-for-like properties exclude properties under (re)development or extension.*
2) *IFRS 15 adjustment was booked in 2018 decreasing gross rental income as part of gross rental income is moved to service charges (5.0M€). IFRS15 does not impact NRI. More information about IFRS 15 is availabe in Citycon's notes for financial statement in the section "Basis preparation and accounting policies".*

The net rental income decreased to EUR 214.9 million (228.5). The decrease was mainly due to planned divestments conducted in 2017 and during 2018. On the other hand, (re)development projects (mainly Iso Omena, Mölndal, Buskerud and Arabia) coming online and the acquisition of shopping centre Straedet in Denmark increased the net rental income.

Like-for-like gross rental and service charge income increased by EUR 0.7 million. On the other hand, like-for-like property operating expenses and other expenses from leasing operations increased from the corresponding period by EUR 1.3 million. As a result, like-for-like net rental income decreased by EUR 0.7 million or 0.5%.

Net rental income from the Finnish & Estonian operations decreased by 9.4% compared to Q1-Q4/2017 mainly due to planned divestments of non-core assets in late 2017 and in 2018. This was partly offset by the completed (re)development project of Iso Omena, which increased net rental income. Net rental income from the like-for-like portfolio decreased by 4.2% due to the competitive market environment outside Helsinki metropolitan area which put pressure on rents and increased vacancy. The Finnish like-for-like portfolio accounted for 48% out of the total Finnish & Estonian portfolio measured by net rental income.

Net rental income from Norwegian operations decreased by 6.7% compared to Q1-Q4/2017 due to planned disposals of non-core assets in late 2017 and in 2018. Also, a weaker NOK compared to previous year impacted the net rental income development. The net rental income for the like-for-like portfolio grew by 1.1% mainly due to higher parking income, rent indexations and lower repair expenses.

Net rental income from Swedish & Danish operations increased by 5.4% due to acquisition of shopping centre Straedet in Denmark, (re)development project in Mölndal coming online and stable like-for-like growth. Like-for-like portfolio grew by 1.7% as result of renegotiated lease agreements in several centres, rent indexations and higher service charge levels.

As of H1/2018 Citycon started commenting a pro forma like-for-like net rental income figure, which includes the impact of shopping centres Iso Omena and Buskerud for the April-December period. The pro forma like-for-like net rental income grew by 1.0% during January-December 2018 driven by Iso Omena.

2. OCCUPANCY RATE IMPROVED TO 96.4%

The economic occupancy rate improved by 0.4 percentage points during the period. This was due to Finland & Estonia, where several new leases were signed in shopping centres Kristiine and IsoKristiina. Additionally, the disposals of shopping centre Sampokeskus and a retail property in Kuopio decreased the number of vacant premises. The average rent per sq.m. remained stable at EUR 23.2 (23.2). With comparable rates, the average rent per sq.m. increased by EUR 0.6. The year-to-date leasing spread of renewals and re-lettings was -0.3% due to continued intense competition in the smaller cities in Finland and in Tallinn, Estonia.

During the period, total sales in Citycon's shopping centres increased by 4% and footfall 7% compared to the corresponding period of the previous year.

ECONOMIC OCCUPANCY RATE [1]


%
93.8
95.3
98.4
98.0
96.3
96.0
96.0
96.4
Finland & Estonia
Norway
Sweden & Denmark
Total
31 December 2017
31 December 2018

[1] Including Kista Galleria 50%.

TENANT SALES DEVELOPMENT, 2018 VS. 2017 [1)]


%
-2
7
0
-1
2
5
0
4
Finland & Estonia
Norway
Sweden & Denmark
Total
Like-for-like sales
Total sales (including Kista Galleria 50%)

[1)] Sales figures include estimates. Sales figures exclude VAT and the change has been calculated using comparable exchange rates.

FOOTFALL DEVELOPMENT, 2018 VS. 2017 [1)]


%
-1
15
0
-1
1
3
0
7
Finland & Estonia
Norway
Sweden & Denmark
Total
Like-for-like footfall
Total footfall (including Kista Galleria 50%)

[1)] Footfall figures include estimates.

LEASE PORTFOLIO SUMMARY [1)]

		31 December 2018	31 December 2017
Number of leases	pcs	4,454	4,581
Average rent	EUR/sq.m.	23.2	23.2
Finland & Estonia	EUR/sq.m.	25.6	25.0
Norway	EUR/sq.m.	21.8	21.8
Sweden & Denmark	EUR/sq.m.	21.8	22.4
Average remaining length of lease portfolio	years	3.4	3.5
Occupancy cost ratio [2)]	%	9.1	9.0
Leasing spread, renewals and re-lettings	%	-0.3	-4.0

[1)] Including Kista Galleria 50%.

[2)] The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY [1)]

		2018	2017
Total area of leases started	sq.m.	186,576	259,053
Average rent of leases started	EUR/sq.m.	22.5	22.9
Total area of leases ended	sq.m.	220,202	347,330
Average rent of leases ended	EUR/sq.m.	22.1	23.1

[1)] Including Kista Galleria 50%. Leases started and ended do not necessarily refer to the same premises.

3. VALUATION ITEMS IMPACTED OPERATING PROFIT

Administrative expenses declined to EUR 28.0 million (29.1) despite including one-off expenses related to management changes (EUR 2.4 million). Excluding the one-off expenses, administrative expenses decreased 11.8% mainly driven by lower personnel, office, IT and marketing expenses. At the end of the reporting period, Citycon Group employed a total of 254 (247) full-time employees (FTEs), of whom 45 worked in Finland & Estonia, 111 in Norway, 55 in Sweden, and 43 in Group functions.

Operating profit declined to EUR 104.7 million (150.9) due to divestments and fair value losses of EUR 72.5 million (-42.9).

Net financial expenses year-to-date increased by EUR 14.1 million to EUR 70.5 million (56.4) despite lower average cost of debt, lower average debt level and weaker currencies. The increase was due to clearly higher indirect other financial expenses, which were mainly related to the bond tender offer.

Share of loss of joint ventures totalled EUR -12.5 million (-0.7). The decrease came mainly from fair value losses in Kista Galleria and in associated companies in Norway.

Profit for the period decreased to EUR 16.6 million (87.9) mainly due to lower net rental income, fair value losses and higher net financial expenses.

4. PROPERTY PORTFOLIO VALUE DECLINED SLIGHTLY

The fair value of investment properties decreased by EUR 52.1 million to EUR 4,131.3 million (31 December 2017: 4,183.4). Property disposals and transfers from investment properties to investment properties held for sale decreased the fair value by EUR 144.4 million while the acquisitions and investments increased the fair value by EUR 210.6 million. In addition, changes in exchange rates decreased the fair value by EUR 45.9 million and fair value losses by EUR 72.5 million.

PROPERTY PORTFOLIO SUMMARY

31 December 2018	No. of properties	Gross leasable area	Fair value, MEUR	Properties held for sale, MEUR	Portfolio, %
Shopping centres, Finland & Estonia	14	429,450	1,835.4	78.1	45%
Other properties, Finland & Estonia	1	2,240	2.3	-	0%
Finland & Estonia, total	**15**	**431,690**	**1,837.7**	**78.1**	**46%**
Shopping centres, Norway	15	387,000	1,328.6	-	32%
Rented shopping centres, Norway [1]	2	18,200	-	-	-
Norway, total	**17**	**405,200**	**1,328.6**	**-**	**32%**
Shopping centres, Sweden & Denmark	10	269,600	964.9	-	23%
Sweden & Denmark, total	**10**	**269,600**	**964.9**	**-**	**23%**
Shopping centres, total	41	1,104,250	4,129.0	78.1	100%
Other properties, total	1	2,240	2.3	-	0%
Investment properties, total	**42**	**1,106,490**	**4,131.3**	**78.1**	**100%**
Kista Galleria (50%)	1	46,300	291.1	-	-
Investment properties and Kista Galleria (50%), total	**43**	**1,152,790**	**4,422.4**	**78.1**	**-**

[1] *Value of rented properties is recognised within intangible rights based on IFRS rules.*

The fair value change of investment properties amounted to EUR -72.5 million (-42.9). The company recorded a total value increase of EUR 39.2 million (113.0) and a total value decrease of EUR 111.7 million (155.9).

FAIR VALUE CHANGES

MEUR	Q4/2018	Q4/2017	2018	2017
Finland & Estonia	-11.0	-10.5	-58.8	-51.3
Norway	-1.6	-10.7	-22.2	-22.2
Sweden & Denmark	-5.7	10.5	8.5	30.6
Investment properties, total	**-18.2**	**-10.6**	**-72.5**	**-42.9**
Kista Galleria (50%)	-3.2	-1.1	-8.6	-0.6
Investment properties and Kista Galleria (50%), total	**-21.5**	**-11.7**	**-81.1**	**-43.5**

Citycon measures the fair values of the properties internally in the first and third quarter. External appraiser, CBRE, measures the fair values for the half-yearly report and financial statements.

CBRE's Valuation Statement for the period-end is available on Citycon's website below Investors.

5. RECYCLING OF CAPITAL

Citycon continued to implement its divestment strategy and divested one shopping centre for approximately EUR 16 million during Q4/2018. During 2018, Citycon divested 5 non-core assets in Finland, Sweden and Norway for a total value of approximately EUR 96 million.

Since the strategy update in 2011, Citycon has divested 67 non-core properties and five residential portfolios for a total value of approximately EUR 776 million. Strengthening the balance sheet remains a key priority and the company will continue its capital recycling actions going forward.

ACQUISITIONS AND DIVESTMENTS Q1-Q4/2018

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Acquisitions					
Straedet, Part 3	Shopping centre	Køge, Denmark	3 July	3,600	9.0
Mölndal Galleria 50%[1]	Shopping centre	Mölndal, Sweden	27 September	13,000	58.0
Acquisitions, total				**16,600**	**67.0**
Divestments					
Åkermyntan Centrum	Shopping centre	Stockholm, Sweden	31 March	10,300	30.0
Kuopion Kauppakatu 41	Retail property	Kuopio, Finland	30 April	10,300	22.0
Heiane Storsenter	Shopping centre	Stord, Norway	30 May	23,900	24.0
Glasshuspassasjen	Shopping centre	Bodø, Norway	5 July	2,300	4.0
Sampokeskus	Shopping centre	Rovaniemi, Finland	30 November	14,500	16.0
Divestments, total				**61,300**	**96.0**

1) Citycon acquired NCC's 50% stake at completion.

6. (RE)DEVELOPMENT PROJECTS PROGRESSED AND MÖLNDAL GALLERIA OPENED DURING 2018

At the end of the reporting period, Citycon had one major (re)development project underway: the Lippulaiva project in the Helsinki Metropolitan area.

The completely new shopping centre Mölndal Galleria was successfully opened on 27 September 2018, with approximately 26,000 sq.m. of gross leasable area and more than 65 different shops, cafés and restaurants as well as services. The economic occupancy rate was approximately 93% at the end of 2018 and the centre is certified with the international standard of BREEAM Very Good.

Further information on Citycon's completed, ongoing and planned (re)developments can be found in the company's Financial Review 2018.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2018 AND IN PROGRESS ON 31 DECEMBER 2018

	Location	Area before/ after, sq.m.	Expected gross investment, MEUR	Actual gross investment by 31 December 2018, MEUR	Completion target
Mölndal Galleria	Gothenburg, Sweden	- /24,000	114.6 [1]	114.6	Completed 09/2018
Lippulaiva	Helsinki metropolitan area, Finland	19,200/44,300	TBC [2]	81.2	2021

1) Original expected gross investment was EUR 120 million.
2) Negotiations regarding construction of main part of shopping centre on-going with several construction companies at the moment as negotiations with previous construction company were terminated. Impact on expected investment to be confirmed once negotiations finalized.

7. SHAREHOLDERS' EQUITY

Equity per share decreased to EUR 2.35 (31 December 2017: 2.48), mainly due to dividends and equity return of EUR 115.7 million and a translation loss of EUR 22.7 million. On the other hand, profit for the period of EUR 16.6 million attributable to parent company shareholders increased equity per share.

At period-end, **shareholders' equity** attributable to parent company's shareholders was EUR 2,088.9 million (2,208.1). This figure decreased by EUR 119.2 million from the end of 2017 due to the above-mentioned reasons.

8. FINANCING

KEY FINANCING FIGURES

		31 December 2018	31 December 2017
Interest bearing debt, fair value	MEUR	2,154.6	2,097.2
Available liquidity	MEUR	556.4	559.4
Average loan maturity	years	5.0	5.1
Loan to Value (LTV)	%	48.7	46.7
Equity ratio (financial covenant > 32.5)	%	45.4	47.4
Interest cover ratio (financial covenant > 1.8)	x	3.8	3.8
Solvency ratio (financial covenant < 0.65)	x	0.48	0.46
Secured solvency ratio (financial covenant < 0.25)	x	0.02	0.02
Average interest-rate fixing period	years	5.0	5.1
Interest rate hedging ratio	%	91.7	94.1

In March Citycon purchased from the open markets and cancelled NOK 100 million of the NOK 1,400 million bond carrying a fixed coupon of 3.9%.

In June 2018, Moody's downgraded Citycon's credit rating from Baa1 to Baa2.

In August 2018, Citycon Group successfully placed a EUR 300 million Eurobond. The bond has a tenor of approx. 8.4 years with a fixed annual interest of 2.375 per cent and the bond has been rated in line with Citycon's corporate credit rating. The proceeds were mainly used to refinance Citycon Group's existing indebtedness by repurchasing EUR 281 million of a EUR 500 million Euro denominated bond carrying a fixed coupon of 3.75 per cent, due 2020. In addition, Citycon has renegotiated cross-currency swaps to extend their maturity and reduce the interest rate. These financing arrangements clearly strengthened Citycon's credit position by lengthening the average debt maturity, decreasing the average cost of debt and reducing the 2020 refinancing risk.

During the year, proceeds from non-core property divestments were used to repay commercial papers, and the acquisition of Mölndal Galleria in September was financed by issuing new commercial paper.

INTEREST-BEARING DEBT

The fair value of interest-bearing debt increased year-on-year by EUR 57.4 million to EUR 2,154.6 million, mainly due to the acquisition of the remaining 50% share in Mölndal Galleria. The weighted average loan maturity was 5.0 years and was lengthened as EUR 281 million of the Eurobond maturing in 2020 was refinanced with the issuance of a new EUR 300 million Eurobond maturing in 2027.

The LTV increased to 48.7% (46.7%) as net debt increased and property fair values decreased.

BREAKDOWN OF LOANS


%
8
5
87
TOTAL
2,154.6
MEUR
Bank loans
Bonds
Commercial papers

DEBT MATURITIES


MEUR
500
350
350
300
300
300
219
226
231
175
126
101
30
3
2019
2020
2021
2022
2023
2024
2025
2026
2027
Bonds
Commercial papers
Bank loans
Floating to fixed swaps
Undrawn loan facilities

FINANCIAL EXPENSES

FINANCIAL EXPENSES KEY FIGURES

		2018	2017
Financial expenses	MEUR	-79.1	-63.2
Financial income	MEUR	8.7	6.9
Net financial expenses (IFRS)	**MEUR**	**-70.5**	**-56.4**
Direct net financial expenses (EPRA)	MEUR	-50.1	-54.4
Weighted average interest rate [1)]	%	2.35	2.78
Weighted average interest rate excluding derivatives	%	2.36	2.57
Year-to-date weighted average interest rate [1)]	%	2.69	2.70

[1)] *Including interest rate swaps and cross-currency swaps*

The direct net financial expenses (EPRA) were lower in 2018 due to a lower average cost of debt rate, lower average debt level and weaker currencies. Net financial expenses year-to-date (IFRS) increased by EUR 14.1 million to EUR 70.5 million (56.4) mainly due to clearly higher other financial expenses, which included in total net EUR 20.3 million of indirect costs. Of these, EUR 20.8 million of costs was incurred when EUR 281 million of the 500 million Eurobond was repurchased and cancelled, and EUR 0.6 million of costs was incurred when NOK 100 million of the NOK 1,400 million bond was repurchased and cancelled. The rest mainly related to indirect costs and gains realized when cross-currency swaps were renegotiated or unwound and fair value changes of cross-currency swaps not under hedge accounting, in total a net gain of EUR 1.1 million. The financial income mainly consisted of interest income on loans to Kista Galleria and Mölndal Galleria joint venture companies, and partly of interest differences from forward agreements. The foreign exchange differences are netted in financial expenses in the table above.

The average cost of debt decreased clearly following financing transactions in Q3 and was 2.35% at year-end (2.78%) as EUR 281 million of the Eurobond maturing in 2020 with a coupon of 3.75% was refinanced with the issuance of a new Eurobond with a coupon of 2.375%. The larger amount of outstanding commercial paper and the renegotiation and unwinding of all cross-currency swaps also contributed to the lower average cost of debt.

FINANCIAL RISK MANAGEMENT

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the company's treasury policy, the currency net transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps that convert EUR debt into SEK and NOK.

FINANCIAL RISK MANAGEMENT

		31.12.2018	31.12.2017
Average interest-rate fixing period	years	5.0	5.1
Interest rate hedging ratio	%	91.7	94.1

9. BUSINESS ENVIRONMENT

BUSINESS ENVIRONMENT KEY FIGURES

	Finland	Norway	Sweden	Denmark	Estonia	Euro area
GDP growth forecast 2018	2.9%	1.6%	2.4%	1.2%	3.5%	2.1%
Unemployment 2018	7.8%	4.0%	6.3%	5.2%	5.7%	8.4%
Inflation 2018	1.2%	3.5%	2.1%	0.8%	3.5%	1.8%
Retail sales growth 2018	2.9%	1.5%	2.6%	1.0%	5.0%	1.8%

Sources: SEB Nordic Outlook, European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

In Finland, retail sales continued to grow during the reporting period. Retail rents remained relatively stable during Q1-Q4/2018 in the better-quality centres, while rents continued to be under pressure in secondary centres and in areas suffering from strong competition, particularly outside the Helsinki Metropolitan Area. The full year retail property transaction volume was significantly lower in 2018 compared to previous year, but remained at a high level. However, the Finnish transaction market was clearly more active compared to other Nordic countries. The prime shopping centre yield in the Helsinki Metropolitan Area remained relatively stable at approximately 4.5%.

In Norway, retail sales continued to grow during 2018. According to a report by Kvarud Analyse overall shopping centre footfall in Norway decreased slightly but the average shopping basket size increased by slightly compared to the same period of 2017. Overall shopping centre rents remained relatively stable in 2018, but they have come under pressure over the last twelve months in certain locations. The full year transaction volume increased compared to the previous year driven by one large transaction. Yields in prime shopping centres remained at 4.25%, while there continues to be some pressure on secondary yields.

In Sweden, retail sales grew during the reporting period, while retail market rents remained rather stable during 2018. The prime shopping centre yields remained unchanged at 4.25%, although the gap between prime and secondary assets has widened. For the full year, the retail share was 12% of the preliminary transaction volume.

In Denmark, retail sales grew during the reporting. There were no major changes in rental levels and the prime shopping centre yields were at approximately 4.0% and good secondary yield stands at 5.50%.

In Estonia, retail sales grew in many segments, especially in cosmetic stores and pharmacies. In Tallinn, prime shopping centre rents remained stable. The prime shopping centre yield in Estonia declined to 6.25%. The market was impacted by new capacity coming to the market during 2018.

(Sources: SEB Nordic Outlook, European Commission, CBRE, Statistics Finland/Norway/Sweden/Estonia/Denmark, Eurostat)

10. CHANGES IN CORPORATE MANAGEMENT

On 2 November 2018, Citycon announced that the Board of Directors have appointed F. Scott Ball as Citycon's new CEO. Ball joined Citycon on November 15, 2018 and assumed the full responsibility as CEO on January 1, 2019. Ball replaced Marcel Kokkeel, who served as CEO since 2011. Kokkeel stepped down based on mutual agreement on January 1, 2019 and will stay as an advisor to the company until May 1, 2019.

At the same time, Henrica Ginström was appointed Citycon's new Chief Operating Officer as of January 1, 2019. Jurn Hoeksema stepped down from his COO position based on a mutual agreement, effective January 1, 2019.

11. SUSTAINABILITY

Citycon's strategy is to be a forerunner in sustainable shopping centre management. Citycon´s sustainability strategy was updated in 2017 and Citycon has set ambitious targets that extend to 2030.

Citycon uses BREEAM In-Use to assess and develop the sustainable management of its shopping centres. 83% of Citycon's shopping centres, measured by fair value, had acquired the certification at period-end. Citycon now boasts the largest shopping centre portfolio with BREEAM In-Use certification in the Nordic countries.

Citycon's sustainability strategy, targets and measures are described in detail in the upcoming Sustainability Accounts 2018.

12. RISKS AND UNCERTAINTIES

The most significant near-term risks and uncertainties in Citycon's business operations are associated with the general development of the economy and consumer confidence in the Nordic countries and Estonia as well as how this affects the fair values, occupancy rates and rental levels of the shopping centres and thereby Citycon's financial result. Increased competition locally or from e-commerce might affect demand for retail premises, which could lead to lower rental levels or increased vacancy, especially outside capital city regions.

The main risks that can materially affect Citycon's business and financial results, along with the main risk management actions, are presented in detail on pages 37-38 in the Financial Statements 2018, in Note 3.5 A) as well as on Citycon's website in the Corporate Governance section.

13. GENERAL MEETING

Annual General Meeting 2018
Citycon's Annual General Meeting (AGM) 2018 was held in Helsinki on 20 March 2018.

The AGM adopted the company's Financial Statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2017. The General Meeting decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

The AGM decisions are reported on the company's website at **citycon.com/agm2018**, where meeting minutes of the AGM are also available.

14. CORPORATE GOVERNANCE STATEMENT

Citycon has published Citycon Group's Corporate Governance Statement 2018 as a separate report, distinct from the Report by the Board of Directors. The statement is prepared in accordance with the recommendations of the Finnish Corporate Governance Code 2015 and is available on the company's website at **citycon.com/corporate-governance**.

15. SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. At the end of December 2018, the total number of shares outstanding in the company was 889,992,628. The shares have no nominal value. During 2018, there were no changes in the company's share capital.

At the end of December 2018, Citycon had a total of 17,269 (15,368) registered shareholders, of which ten were account managers of nominee-registered shares. Holders of the nominee-registered shares held approximately 709.6 million (727.9) shares, or 79.7% (81.8%) of shares and voting rights in the company. The most significant registered shareholders at year-end can be found on company's website **citycon.com/major-shareholders**.

SHAREHOLDERS 31 DECEMBER 2018

% of shares and voting rights



20.3
(180.4 million shares)
79.7
(709.6 million shares)
Nominee-registered shareholdings
Directly registered shareholdings

SHARES AND SHARE CAPITAL

		2018	2017
Share capital at period-start	MEUR	259.6	259.6
Share capital at period-end	MEUR	259.6	259.6
Number of shares at period-start		889,992,628	889,992,628
Number of shares at period-end		889,992,628	889,992,628

SHARE PRICE AND TRADING

		2018	2017	2016	2015	2014
Number of shares traded	*1,000	246,263	177,286	147,684	158,343	88,784
Stock turnover	%	27.7	19.9	16.6	17.8	15.0
Share price, high	EUR	2.25	2.50	2.39	3.24	2.92
Share price, low	EUR	1.60	2.08	1.98	2.13	2.29
Share price, average	EUR	1.86	2.23	2.18	2.53	2.65
Share price, closing	EUR	1.62	2.16	2.34	2.40	2.58
Market capitalisation, period-end	MEUR	1,437.34	1,920.60	2,080.80	2,136.00	1,530.80
Number of shares, period-end	*1,000	889,993	889,993	889,993	889,993	593,328

DIVIDEND AND EQUITY REPAYMENT

Citycon's dividend for the financial year 2018 and equity repayments paid in 2018:

DIVIDENDS AND EQUITY REPAYMENTS PAID ON 31 DECEMBER 2018 [1)]

	Record date	Payment date	EUR / share
Dividend for 2017	22 March 2018	29 March 2018	0.0100
Equity repayment Q1	22 March 2018	29 March 2018	0.0225
Equity repayment Q2	21 June 2018	29 June 2018	0.0325
Equity repayment Q3	20 September 2018	28 September 2018	0.0325
Equity repayment Q4	14 December 2018	28 December 2018	0.0325

[1)] *Board decision based on the authorisation issued by the AGM 2018*

BOARD AUTHORISATIONS

In addition to the above explained asset distribution authorisation of the Board of Directors, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 20 March 2018:

- The Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2019.
- The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company's own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2019.

In 2018, the Board of Directors used five times its authorisation to repurchase its own shares and issue them by conveying repurchased shares. The repurchases and conveyances were made for payment of rewards earned under the company's share plans in accordance with the terms and conditions of the plans:

Restricted Share Plan 2015

- On 5 January 2018, the company repurchased a total of 30,000 of its own shares and conveyed them on 10 January 2018 to two key persons of the company.
- On 7 March 2018, the company repurchased a total of 7,500 of its own shares and conveyed them on 23 March 2018 to one key person of the company.
- On 7 May 2018, the company repurchased a total of 10,000 of its own shares and conveyed them on 23 May 2018 to one key person of the company.
- On 13 July 2018, the company repurchased a total of 77 500 of its own shares and conveyed them on 31 June to seven key persons of the company.

Performance Share Plan 2015

- On 13 February 2018, the company repurchased a total of 24,767 of its own shares and conveyed them on 1 March 2018 to 19 key persons of the company.

OWN SHARES

During the reporting period, the company held a total of 149,767 company's own shares (representing 0.017 % of the shares outstanding) which the company conveyed for payment of rewards earned under the share plans before the period end as explained in the section Board authorisations above. At the end of the period, the company or its subsidiaries held no shares in the company.

FLAGGING NOTICES

The company did not receive any notifications of changes in shareholding during the year 2018.

SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014.

Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company's website at **citycon.com/shareholder-agreements**.

The company has no knowledge of any other shareholder agreements.

INCENTIVE PLANS

Long-term Share-based Incentive Plans

Citycon has five long-term share-based incentive plans for the Group key employees:

- CEO Restricted Share Plan 2018-2021
- Matching Share Plan 2018–2020,
- Restricted Share Plan 2018–2020
- Performance Share Plan 2015 and
- Restricted Share Plan 2015.

In February 2018 the Board of Directors approved two new share-based incentive plans for the Group's key employees, a Matching Share Plan 2018–2020 and a Restricted Share Plan 2018–2020. The Matching Share Plan 2018–2020 is directed to the CEO and other members of the Corporate Management Committee. The Restricted Share Plan 2018–2020 is directed to selected key employees of the company and its subsidiaries.

Stock Option Plan 2011 expired on 31 March 2018. No shares were subscribed with the stock-options.

In December 2018 the Board of Directors approved a new Restricted Share Plan 2018–2021 for Citycon's new CEO, F. Scott Ball.

The full terms and conditions of share-based incentive plans are available on the company's website at **citycon.com/remuneration**.

16. EVENTS AFTER THE REPORTING PERIOD

- F. Scott Ball started on 1 January 2019 as CEO of Citycon.

- On 7 January 2019 was disclosed that Anu Tuomola, Citycon's General Counsel and member of the Corporate Management Committee, will leave the company based on a mutual understanding in March 2019.

OUTLOOK

Citycon forecasts the 2019 EPRA Earnings per share (basic) to be EUR 0.155-0.175. Furthermore, the Direct operating profit is expected to be in the range of EUR 188-206 million and EPRA Earnings in the range of EUR 138-156 million.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

17. FINANCIAL CALENDAR AND AGM 2019

Citycon Oyj's schedule of the financial reporting in 2019 is the following:

Year 2018 full-year Financial Report, Financial Statements and the Report by the Board of Directors	on Thursday 7 February 2019 at about 9:00 a.m.
Year 2019 three-month Interim Report	on Wednesday 17 April 2019 at about 9:00 a.m.
Year 2019 six-month Half-Yearly Report	on Thursday 11 July 2019 at about 9:00 a.m.
Year 2019 nine-month Interim Report	on Thursday 24 October 2019 at about 9:00 a.m.

Citycon Oyj's Annual General Meeting (AGM) 2019 will be held on Wednesday, 13 March 2019 starting at 12:00p.m.

For more investor information, please visit the company's website at **www.citycon.com**.

Helsinki, 6 February 2019
Citycon Oyj
Board of Directors

For further information, please contact:
Eero Sihvonen
Executive VP and CFO
Tel. +358 50 557 9137
eero.sihvonen@citycon.com

Mikko Pohjala
IR and Communications Director
Tel. +358 40 838 0709
mikko.pohjala@citycon.com

Citycon is a leading owner, manager and developer of urban, grocery-anchored shopping centres in the Nordic region, managing assets that total almost EUR 4.5 billion. Citycon is No. 1 shopping centre owner in Finland and among the market leaders in Norway, Sweden and Estonia. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody's (Baa2) and Standard & Poor's (BBB). Citycon Oyj's share is listed in Nasdaq Helsinki.

www.citycon.com

EPRA PERFORMANCE MEASURES

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA's performance measures is available in Citycon's Financial Statements 2018 in section "EPRA performance measures".

EPRA PERFORMANCE MEASURES

		Q4/2018	Q4/2017	%	2018	2017	%
EPRA Earnings	MEUR	34.2	33.8	1.2%	143.5	152.3	-5.8%
EPRA Earnings per share (basic)	EUR	0.038	0.038	1.2%	0.161	0.171	-5.8%
EPRA NAV per share	EUR	2.59	2.71	-4.5%	2.59	2.71	-4.5%
EPRA NNNAV per share	EUR	2.38	2.37	0.5%	2.38	2.37	0.5%

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

MEUR	Q4/2018	Q4/2017	%	2018	2017	%
Earnings in IFRS Consolidated Statement of Comprehensive Income	**5.5**	**23.2**	**-76.3%**	**16.6**	**87.4**	**-81.0%**
+/- Net fair value losses/gains on investment property	18.2	10.6	71.9%	72.5	42.9	69.0%
+/- Net losses/gains on sale of investment property	1.1	3.7	-71.2%	0.2	-6.0	-
+ Indirect other operating expenses	3.7	7.2	-49.4%	10.3	12.8	-19.1%
+/- Early close-out costs of debt and financial instruments	-	-	-	21.4	-	-
-/+ Fair value gains/losses of financial instruments	-1.2	0.2	-	-1.1	2.0	-
-/+ Indirect losses/gains of joint ventures and associated companies	8.8	0.7	-	17.9	6.9	-
+/- Change in deferred taxes arising from the items above	-1.9	-12.0	-84.1%	5.7	5.8	-1.7%
+ Non-controlling interest arising from the items above	0.0	0.0	-	-	0.5	-
EPRA Earnings	**34.2**	**33.8**	**1.2%**	**143.5**	**152.3**	**-5.8%**
Issue-adjusted average number of shares, million	890.0	890.0	-	890.0	890.0	-
EPRA Earnings per share (basic), EUR	**0.038**	**0.038**	**1.2%**	**0.161**	**0.171**	**-5.8%**

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR	Q4/2018	Q4/2017	%	2018	2017	%
Net rental income	53.7	53.9	-0.3%	214.9	228.5	-6.0%
Direct administrative expenses	-10.1	-8.2	23.2%	-28.0	-29.1	-3.5%
Direct other operating income and expenses	0.5	0.2	-	0.8	1.1	-27.7%
Direct operating profit	**44.1**	**45.9**	**-4.0%**	**187.6**	**200.5**	**-6.4%**
Direct net financial income and expenses	-11.4	-13.3	-14.5%	-50.1	-54.4	-7.7%
Direct share of profit/loss of joint ventures and associated companies	1.1	1.4	-22.9%	5.3	6.2	-14.2%
Direct current taxes	0.2	-0.4	-	-0.2	-0.8	-71.3%
Direct deferred taxes	0.3	0.2	43.2%	0.9	0.7	28.7%
Direct non-controlling interest	0.0	0.0	-	0.0	0.0	-48.9%
EPRA Earnings	**34.2**	**33.8**	**1.2%**	**143.5**	**152.3**	**-5.8%**
EPRA Earnings per share (basic), EUR	**0.038**	**0.038**	**1.2%**	**0.161**	**0.171**	**-5.8%**

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	31 December 2018			31 December 2017		
	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	2,088.9	889,993	2.35	2,208.1	889,993	2.48
Deferred taxes from the difference of fair value and fiscal value of investment properties	302.6	889,993	0.34	297.6	889,993	0.33
Goodwill as a result of deferred taxes	-85.1	889,993	-0.10	-91.8	889,993	-0.10
Fair value of financial instruments	-1.1	889,993	0.00	0.8	889,993	0.00
Net asset value (EPRA NAV)	**2,305.3**	**889,993**	**2.59**	**2,414.7**	**889,993**	**2.71**
Deferred taxes from the difference of fair value and fiscal value of investment properties	-302.6	889,993	-0.34	-297.6	889,993	-0.33
Goodwill as a result of deferred taxes	85.1	889,993	0.10	91.8	889,993	0.10
The difference between the secondary market price and fair value of bonds [1]	29.3	889,993	0.03	-100.2	889,993	-0.11
Fair value of financial instruments	1.1	889,993	0.00	-0.8	889,993	0.00
EPRA NNNAV	**2,118.2**	**889,993**	**2.38**	**2,107.9**	**889,993**	**2.37**

[1] *When calculating the EPRA NNNAV in accordance with EPRA's recommendations, the shareholders' equity is adjusted using EPRA's guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon's accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the carrying value of the bonds was EUR 20.9 million (-100.2) as of 30 Dec 2018.*

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 1 January – 31 December 2018

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR	Note	Q4/2018	Q4/2017	%	2018	2017	%
Gross rental income	3	59.1	62.1	-4.7%	237.0	257.4	-7.9%
Service charge income	3	21.4	21.9	-2.3%	79.2	80.8	-2.0%
Property operating expenses		-26.2	-29.5	-11.2%	-98.9	-107.8	-8.3%
Other expenses from leasing operations		-0.7	-0.6	7.7%	-2.4	-1.9	26.4%
Net rental income	3	**53.7**	**53.9**	**-0.3%**	**214.9**	**228.5**	**-6.0%**
Administrative expenses		-10.1	-8.2	23.2%	-28.0	-29.1	-3.5%
Other operating income and expenses		-3.2	-7.0	-54.6%	-9.5	-11.6	-18.3%
Net fair value losses/gains on investment property	3	-18.2	-10.6	71.9%	-72.5	-42.9	69.0%
Net losses/gains on sale of investment property		-1.1	-3.7	-	-0.2	6.0	-
Operating profit	3	**21.1**	**24.3**	**-13.2%**	**104.7**	**150.9**	**-30.6%**
Net financial income and expenses		-10.2	-13.5	-24.7%	-70.5	-56.4	25.0%
Share of loss/profit of joint ventures and associated companies		-7.7	0.7	-	-12.5	-0.7	-
Profit before taxes		**3.2**	**11.4**	**-72.4%**	**21.7**	**93.8**	**-76.9%**
Current taxes		0.2	-0.4	-	-0.2	-0.8	-71.3%
Deferred taxes		2.2	12.2	-82.1%	-4.8	-5.1	-5.9%
Profit/loss for the period		**5.5**	**23.2**	**-76.2%**	**16.6**	**87.9**	**-81.1%**
Profit/loss attributable to							
Parent company shareholders		5.5	23.2	-76.3%	16.6	87.4	-81.0%
Non-controlling interest		0.0	0.0	-90.3%	0.0	0.5	-99.1%
Earnings per share attributable to parent company shareholders							
Earnings per share (basic), EUR	4	0.01	0.03	-76.3%	0.02	0.10	-81.0%
Earnings per share (diluted), EUR	4	0.01	0.03	-76.1%	0.02	0.10	-80.9%
Other comprehensive income							
Items that may be reclassified subsequently to profit or loss							
Net losses/gains on cash flow hedges		-0.7	0.2	-	2.0	-3.1	-
Income taxes relating to cash flow hedges		0.1	0.0	-	-0.4	0.6	-
Share of other comprehensive income of joint ventures and associated companies		0.0	2.4	-98.2%	0.3	1.9	-84.5%
Exchange gains/losses on translating foreign operations		-40.2	-43.0	-6.4%	-22.7	-76.3	-70.2%
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		**-40.8**	**-40.4**	**0.9%**	**-20.9**	**-76.8**	**-72.8%**
Other comprehensive income for the period, after taxes		**-40.8**	**-40.4**	**0.9%**	**-20.9**	**-76.8**	**-72.8%**
Total comprehensive loss/profit for the period		**-35.3**	**-17.2**	**104.9%**	**-4.2**	**11.1**	**-**
Total comprehensive loss/profit attributable to							
Parent company shareholders		-35.3	-17.2	105.8%	-4.2	10.6	-
Non-controlling interest		0.0	-0.1	-	0.0	0.5	-

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	31 December 2018	31 December 2017
ASSETS			
Non-current assets			
Investment properties	5	4,131.3	4,183.4
Goodwill		145.7	153.3
Investments in joint ventures and associated companies		164.8	228.0
Intangible and tangible assets, and other non-current assets		37.6	39.8
Deferred tax assets		9.0	4.3
Total non-current assets		**4,488.4**	**4,608.9**
Investment properties held for sale	7	**78.1**	**25.4**
Current assets			
Derivative financial instruments	9, 10	1.5	1.8
Trade and other current assets		43.3	31.8
Cash and cash equivalents	8	11.4	10.1
Total current assets		**56.2**	**43.7**
Total assets	3	**4,622.7**	**4,678.0**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Equity attributable to parent company shareholders			
Share capital		259.6	259.6
Share premium fund		131.1	131.1
Fair value reserve		1.1	-0.8
Invested unrestricted equity fund	11	1,016.7	1,123.5
Retained earnings	11	680.4	694.7
Total equity attributable to parent company shareholders		**2,088.9**	**2,208.1**
Non-controlling interest		0.1	1.2
Total shareholders' equity		**2,089.0**	**2,209.4**
Long-term liabilities			
Loans		1,961.4	1,959.2
Derivative financial instruments and other non-interest bearing liabilities	9, 10	9.3	4.7
Deferred tax liabilities		304.4	301.1
Total long-term liabilities		**2,275.1**	**2,265.0**
Short-term liabilities			
Loans		178.6	124.7
Derivative financial instruments	9, 10	0.9	0.2
Trade and other payables		79.1	78.8
Total short-term liabilities		**258.6**	**203.6**
Total liabilities	3	**2,533.7**	**2,468.6**
Total liabilities and shareholders' equity		**4,622.7**	**4,678.0**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	2018	2017
Cash flow from operating activities			
Profit before taxes		**21.7**	**93.8**
Adjustments to profit before taxes		169.9	110.5
Cash flow before change in working capital		191.6	204.3
Change in working capital		1.5	7.6
Cash generated from operations		**193.1**	**212.0**
Paid interest and other financial charges		-101.5	-66.8
Interest income and other financial income received		4.1	3.8
Current taxes paid		-0.2	-0.1
Net cash from operating activities		**95.5**	**148.9**
Cash flow from investing activities			
Acquisition of subsidiaries, less cash acquired	5,6,7	-68.4	-144.4
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets	5,6,7	-98.4	-154.0
Sale of investment properties	5,6,7	87.7	315.9
Net cash used in investing activities		**-79.0**	**17.5**
Cash flow from financing activities			
Proceeds from short-term loans		1,131.8	2,078.7
Repayments of short-term loans		-1,029.9	-2,099.0
Proceeds from long-term loans and receivables		297.3	107.6
Repayments of long-term loans		-292.4	-139.3
Acquisition of non-controlling interests		-1.4	0.0
Dividends and return from the invested unrestricted equity fund	11	-115.7	-116.2
Realized exchange rate losses		-4.0	-2.7
Net cash used in financing activities		**-14.3**	**-171.0**
Net change in cash and cash equivalents		**2.2**	**-4.7**
Cash and cash equivalents at period-start	8	10.1	15.9
Effects of exchange rate changes		-0.9	-1.1
Cash and cash equivalents at period-end	8	**11.4**	**10.1**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	Equity attributable to parent company share-holders	Non-controlling interest	Shareholders' equity, total
Balance at 1 January 2017	**259.6**	**131.1**	**-0.3**	**1,230.3**	**-16.8**	**707.6**	**2,311.4**	**0.8**	**2,312.3**
Total comprehensive loss/ profit for the period			-0.5		-76.3	87.4	10.6	0.5	11.1
Dividends paid and equity return (Note 11)				-106.8		-8.9	-115.7		-115.7
Share-based payments						0.8	0.8		0.8
Acquisition of non-controlling interests						0.1	0.1	-0.1	0.0
Balance at 31 December 2017	**259.6**	**131.1**	**-0.8**	**1,123.5**	**-93.2**	**787.1**	**2,207.3**	**1.2**	**2,208.5**
Changes in accounting policies (IFRS2 & IFRS 9)						0.8	0.8		0.8
Balance at 1 January 2018	**259.6**	**131.1**	**-0.8**	**1,123.5**	**-93.2**	**787.9**	**2,208.1**	**1.2**	**2,209.4**
Total comprehensive profit/ loss for the period			1.9		-22.7	16.6	-4.2	0.0	-4.2
Dividends paid and equity return (Note 11)				-106.8		-8.9	-115.7		-115.7
Share-based payments						1.0	1.0		1.0
Acquisition of non-controlling interests						-0.3	-0.3	-1.1	-1.4
Balance at 31 December 2018	**259.6**	**131.1**	**1.1**	**1,016.7**	**-115.9**	**796.3**	**2,088.9**	**0.1**	**2,089.0**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland & Estonia, Norway and Sweden & Denmark. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the annual financial statements on 6th of February 2019.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). Additional information on the accounting policies are available in Citycon's annual financial statements 2018.

New ESMA (European Securities and Markets Authority) guidelines on alternative performance measures are effective for the financial year 2016. Citycon also presents alternative performance measures, such as EPRA performance measures and loan to value, to reflect the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS APPLIED IN 2018

IFRS 15 Revenue from contracts with customers (applied since 1 January 2018)
Using a five-step model, the IFRS 15 Revenue from Contracts with Customers standard, which replaced the IAS 11 and IAS 18 standards in the 2018 financial period, provides guidance specifically on the amount and timing of revenue recognition. With regard to timing, the key defining factor is the settlement of the entity's performance obligations – the time at which goods or services fall under the customer's control.

As Citycon Group's sales revenues primarily comprise the rental income from business premises in the shopping centres owned by the Group, which during the 2018 financial period are subject to the IAS 17 Leases standard (from 1 January 2019 onwards, IFRS 16 Leases), the effect of the standard on Citycon Group is limited to service charges as well as the shopping centres' management fees, with regard to which the Group's accounting treatment conformed to the requirements in accordance with the IFRS 15 standard already in the 2017 financial year. The most significant effect of the standard's application on Citycon Group's reporting from the 2018 financial period onwards consisted of the change in the disclosure of sales revenues with regard to lease agreements for which the service charge income has in previous financial periods been included in the 'Gross rental income' item of the profit and loss account due to the nature of the agreements. As a result, in the 2018 financial period EUR 5.0 million of the gross rental income has been allocated to service charges. The change did not have an effect on the Group's net rental income.

More information regarding Citycon Group's applicable sales revenues subject to the standard can be found in the Note 1.3 of the financial statements.

MEUR	Q1-Q4/2018 (IFRS 15)	Q1-Q4/2018 (IAS 18)
Gross rental income	237.0	242.0
Service charge income	79.2	74.2
Total	**316.2**	**316.2**

IFRS 9 Financial instruments (applied since 1 January 2018)

Due to the changed guidance regarding presentation and disclosure of financial instruments, the application of the standard will offer Citycon more possibilities regarding hedge accounting, but did not require mandatory changes to Citycon's present accounting treatment nor disclosure of financial instruments. However, the standard has brought changes to recording impairments of financial assets , which requires the assessment of expected credit losses also regarding rent and trade receivables of Citycon Group. Due to the application of the standard, Citycon restated the Group's credit loss provision at 1 January 2018. The impact from the restatement to Citycon's retained earnings was EUR 0,0 million.

More information regarding the recognition of expected credit losses can be found in the Note 4.4 of the financial statements.

IFRS 2 Share-based payments - Clarification and Measurement of Share-based Payment Transactions (applied since 1 January 2018)

The amendments clarifies the accounting treatment of share-based payments with net settlement features for withholding tax obligations. According to the previous application of IFRS 2, the share-based transactions with net settlement features have been treated separately as an equity-settled and a cash-settled transaction. Due to the amendments, the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments from 1 January 2018 onwards. The effect from restatement of the liability arised from the cash-settled share-based payments to retained earnings of 1 January 2018 was EUR 0.9 million.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN EARLY-ADOPTED

IFRS 16 Leases standard (applied since 1 January 2019).

The IFRS 16 Leases standard will replace the IAS 17 standard at the beginning of the 2019 financial period. The application of the standard will not result in any changes to the accounting treatment of leases where Citycon Group acts as the lessor. Nonetheless, with regard to the majority of the Group's leases where Citycon acts as the lessee, in the 2019 financial period Citycon will recognise assets and liabilities to the Group's balance sheet pertaining to these leases.

More detailed information regarding the impact of IFRS 16 to Citycon's reporting has been presented in the Note 5.4 of the financial statements.

Additional information on the otherwise unchanged accounting policies is available in Citycon's annual financial statements 2018.

3. SEGMENT INFORMATION

Citycon's business consists of the regional business units Finland & Estonia, Norway and Sweden & Denmark.

Citycon changed the presentation of segments during the third quarter of 2018 to better meet the segment information presented to the Board of Directors by combining the monitoring of Estonian operations as a part of the new Finland & Estonia-segment. As the company has changed the composition of its reported segments during financial year 2018, has the segment information concerning both financial year 2018 and 2017 been presented on both, the old basis and the new basis of segmentation.

In Citycon's reporting, Kista Galleria is treated as a joint venture and the shopping centre's result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon's financial statements based on the equity method, meaning that Citycon's share of Kista Galleria's profit for the period is recognised in the line 'Share of result in joint ventures' and associated companies in the statement of comprehensive income and Citycon's share of Kista Galleria's total assets is recognised in the line 'Investments in joint ventures and associated companies' in the statement of financial position. In addition, the management fee received by Citycon is reported in the line 'other operating income and expenses' and the interest income on the shareholder loan is reported in 'net financial income and expenses'. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR -1.9 million.

The Board of Directors follows IFRS segment result and in addition Kista Galleria's financial performance separately, and therefore, segment information includes both IFRS segment results and Kista Galleria result.

MEUR	Q4/2018	Q4/2017	%	2018	2017	%
Gross rental income						
Finland & Estonia	25.5	27.8	-8.3%	102.8	116.9	-12.0%
Norway	20.6	21.7	-5.1%	84.7	91.5	-7.5%
Sweden & Denmark	13.0	12.5	3.9%	49.5	49.0	1.0%
Total Segments	**59.1**	**62.1**	**-4.7%**	**237.0**	**257.4**	**-7.9%**
Kista Galleria (50%)	3.2	4.0	-19.0%	13.6	16.5	-17.4%
Service charge income						
Finland & Estonia	8.7	9.1	-4.2%	35.2	38.0	-7.4%
Norway	8.8	9.8	-9.7%	29.4	30.0	-2.1%
Sweden & Denmark	3.9	3.1	26.7%	14.5	12.7	14.3%
Total Segments	**21.4**	**21.9**	**-2.3%**	**79.2**	**80.8**	**-2.0%**
Kista Galleria (50%)	1.0	0.8	20.6%	3.8	3.4	11.8%
Net rental income						
Finland & Estonia	24.0	25.2	-4.8%	96.9	106.9	-9.4%
Norway	18.6	18.4	1.1%	74.3	79.6	-6.7%
Sweden & Denmark	11.2	10.1	10.3%	43.5	41.3	5.4%
Other	-0.1	0.2	-	0.2	0.7	-69.7%
Total Segments	**53.7**	**53.9**	**-0.3%**	**214.9**	**228.5**	**-6.0%**
Kista Galleria (50%)	2.5	3.2	-21.4%	11.7	14.4	-18.8%
Direct operating profit						
Finland & Estonia	22.9	24.2	-5.3%	93.9	103.2	-9.0%
Norway	17.6	16.9	4.2%	69.8	74.8	-6.7%
Sweden & Denmark	9.5	9.2	3.2%	39.7	37.9	4.7%
Other	-6.0	-4.5	34.5%	-15.8	-15.4	2.4%
Total Segments	**44.1**	**45.9**	**-4.0%**	**187.6**	**200.5**	**-6.4%**
Kista Galleria (50%)	2.4	3.1	-22.0%	11.1	13.8	-19.7%
Net fair value losses/gains on investment property						
Finland & Estonia	-11.0	-10.5	4.8%	-58.8	-51.3	14.8%
Norway	-1.6	-10.7	-85.2%	-22.2	-22.2	-0.2%
Sweden & Denmark	-5.7	10.5	-	8.5	30.6	-72.2%
Total Segments	**-18.2**	**-10.6**	**71.9%**	**-72.5**	**-42.9**	**69.0%**
Kista Galleria (50%)	-3.2	-1.1	-	-8.6	-0.6	-
Operating profit/loss						
Finland & Estonia	10.5	10.2	2.8%	31.4	48.0	-34.6%
Norway	12.8	-0.1	-	39.8	40.8	-2.3%
Sweden & Denmark	3.8	18.6	-79.9%	49.3	77.6	-36.5%
Other	-6.0	-4.5	34.5%	-15.8	-15.4	2.4%
Total Segments	**21.1**	**24.3**	**-13.2%**	**104.7**	**150.9**	**-30.6%**
Kista Galleria (50%)	-0.8	2.0	-	2.4	13.2	-81.5%

MEUR	31 December 2018	31 December 2017	%
Assets			
Finland & Estonia	1,924.2	1,966.0	-2.1%
Norway	1,522.2	1,578.7	-3.6%
Sweden & Denmark	1,128.6	1,088.5	3.7%
Other	47.7	44.9	6.1%
Total Segments	**4,622.7**	**4,678.0**	**-1.2%**
Kista Galleria (50%)	300.7	314.8	-4.5%
Liabilities			
Finland & Estonia	13.3	9.4	41.2%
Norway	20.7	17.5	18.6%
Sweden & Denmark	22.2	20.9	6.2%
Other	2,477.5	2,420.9	2.3%
Total Segments	**2,533.7**	**2,468.6**	**2.6%**
Kista Galleria (50%)	246.2	249.7	-1.4%

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

Due to the changes in the presentation of segments during the third quarter of 2018, the segment reporting is presented on the old basis of segmentation in the schedules presented on pages 28-29.

MEUR	Q4/2018	Q4/2017	%	2018	2017	%
Gross rental income						
Finland	19.9	22.3	-10.7%	80.8	94.2	-14.2%
Norway	20.6	21.7	-5.1%	84.7	91.5	-7.5%
Sweden & Denmark	13.0	12.5	3.9%	49.5	49.0	1.0%
Estonia	5.6	5.6	1.4%	22.0	22.6	-2.8%
Total Segments	**59.1**	**62.1**	**-4.7%**	**237.0**	**257.4**	**-7.9%**
Kista Galleria (50%)	3.2	4.0	-19.0%	13.6	16.5	-17.4%
Service charge income						
Finland	7.1	7.4	-4.8%	29.3	31.9	-8.3%
Norway	8.8	9.8	-9.7%	29.4	30.0	-2.1%
Sweden & Denmark	3.9	3.1	26.7%	14.5	12.7	14.3%
Estonia	1.6	1.6	-1.4%	6.0	6.1	-2.2%
Total Segments	**21.4**	**21.9**	**-2.3%**	**79.2**	**80.8**	**-2.0%**
Kista Galleria (50%)	1.0	0.8	20.6%	3.8	3.4	11.8%
Net rental income						
Finland	18.4	19.7	-7.0%	75.0	84.7	-11.4%
Norway	18.6	18.4	1.1%	74.3	79.6	-6.7%
Sweden & Denmark	11.2	10.1	10.3%	43.5	41.3	5.4%
Estonia	5.6	5.4	3.2%	21.8	22.2	-1.6%
Other	-0.1	0.2	-	0.2	0.7	-69.7%
Total Segments	**53.7**	**53.9**	**-0.3%**	**214.9**	**228.5**	**-6.0%**
Kista Galleria (50%)	2.5	3.2	-21.4%	11.7	14.4	-18.8%
Direct operating profit						
Finland	17.5	19.1	-8.0%	72.5	81.6	-11.2%
Norway	17.6	16.9	4.2%	69.8	74.8	-6.7%
Sweden & Denmark	9.5	9.2	3.2%	39.7	37.9	4.7%
Estonia	5.4	5.2	4.7%	21.4	21.6	-1.0%
Other	-6.0	-4.5	34.5%	-15.8	-15.4	2.4%
Total Segments	**44.1**	**45.9**	**-4.0%**	**187.6**	**200.5**	**-6.4%**
Kista Galleria (50%)	2.4	3.1	-22.0%	11.1	13.8	-19.7%
Net fair value losses/gains on investment property						
Finland	-8.7	-8.4	4.5%	-51.1	-44.7	14.4%
Norway	-1.6	-10.7	-85.2%	-22.2	-22.2	-0.2%
Sweden & Denmark	-5.7	10.5	-	8.5	30.6	-72.2%
Estonia	-2.2	-2.1	6.1%	-7.7	-6.5	17.3%
Total Segments	**-18.2**	**-10.6**	**71.9%**	**-72.5**	**-42.9**	**69.0%**
Kista Galleria (50%)	-3.2	-1.1	-	-8.6	-0.6	-
Operating profit/loss						
Finland	7.3	7.2	2.4%	17.7	32.9	-46.3%
Norway	12.8	-0.1	-	39.8	40.8	-2.3%
Sweden & Denmark	3.8	18.6	-79.9%	49.3	77.6	-36.5%
Estonia	3.2	3.1	3.7%	13.7	15.0	-9.0%
Other	-6.0	-4.5	34.5%	-15.8	-15.4	2.4%
Total Segments	**21.1**	**24.3**	**-13.2%**	**104.7**	**150.9**	**-30.6%**
Kista Galleria (50%)	-0.8	2.0	-	2.4	13.2	-81.5%

MEUR	31 December 2018	31 December 2017	%
Assets			
Finland	1,615.0	1,658.6	-2.6%
Norway	1,522.2	1,578.7	-3.6%
Sweden & Denmark	1,128.6	1,088.5	3.7%
Estonia	309.2	307.3	0.6%
Other	47.7	44.9	6.1%
Total Segments	**4,622.7**	**4,678.0**	**-1.2%**
Kista Galleria (50%)	300.7	314.8	-4.5%
Liabilities			
Finland	10.7	8.2	30.2%
Norway	20.7	17.5	18.6%
Sweden & Denmark	22.2	20.9	6.2%
Estonia	2.6	1.3	105.3%
Other	2,477.5	2,420.9	2.3%
Total Segments	**2,533.7**	**2,468.6**	**2.6%**
Kista Galleria (50%)	246.2	249.7	-1.4%

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. EARNINGS PER SHARE

		2018	2017	%
Earnings per share, basic				
Profit attributable to parent company shareholders	MEUR	16.6	87.4	-81.0%
Weighted average number of ordinary shares	million	890.0	890.0	0.0%
Earnings per share (basic)	EUR	**0.02**	**0.10**	**-81.0%**
Earnings per share, diluted				
Profit attributable to parent company shareholders	MEUR	16.6	87.4	-81.0%
Weighted average number of ordinary shares	million	890.0	890.0	0.0%
Adjustment from share-based incentive plans and options	million	4.7	9.0	-48.0%
Weighted average number of ordinary shares, diluted	million	894.7	899.0	-0.5%
Earnings per share (diluted)	EUR	**0.02**	**0.10**	**-80.9%**

5. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On reporting date and the comparable period 31 December 2017, the first mentioned category included Lippulaiva in Finland.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

31 DECEMBER 2018

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	**121.0**	**4,062.4**	**4,183.4**
Acquisitions	4.3	64.0	68.4
Investments	22.7	58.0	80.7
Disposals	-	-24.5	-24.5
Capitalized interest	1.8	1.2	3.0
Fair value gains on investment property	-	39.2	39.2
Fair value losses on investment property	-0.2	-111.5	-111.7
Exchange differences	-	-45.9	-45.9
Transfer between IPUC , operative investment properties, joint venture properties and transfer into investment properties held for sale	-	-61.3	-61.3
At period-end	**149.6**	**3,981.6**	**4,131.3**

31 DECEMBER 2017

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	**723.9**	**3,613.7**	**4,337.6**
Acquisitions	-	142.5	142.5
Investments	49.7	84.0	133.7
Disposals	-	-59.8	-59.8
Capitalized interest	1.1	2.2	3.2
Fair value gains on investment property	-	113.0	113.0
Fair value losses on investment property	-2.4	-153.5	-155.9
Exchange differences	-	-130.3	-130.3
Transfers between items	-651.3	450.7	-200.6
At period-end	**121.0**	**4,062.4**	**4,183.4**

The fair value of Citycon's investment properties has been measured by CBRE for the financial statements 2018 and 2017.

The fair value is calculated by a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments' yield requirements and market rents used in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %		Weighted average market rents, EUR/sq.m./mo	
	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Finland & Estonia	5.5	5.5	29.9	29.5
Norway	5.4	5.4	22.3	22.0
Sweden & Denmark	5.2	5.2	25.7	25.9
Investment properties, average	**5.4**	**5.4**	**26.4**	**26.2**
Investment properties and Kista Galleria (50%), average	5.3	5.3	26.9	26.9

6. CAPITAL EXPENDITURE

MEUR	31 December 2018	31 December 2017
Acquisitions of properties [1]	68.4	142.5
Acquisitions of and investments in joint ventures	14.4	18.0
Property development	83.7	137.0
Goodwill and other investments	2.4	1.2
Total capital expenditure incl. acquisitions	**168.8**	**298.7**

Capital expenditure by segment		
Finland & Estonia	54.9	104.0
Norway	21.1	84.9
Sweden & Denmark	91.7	109.0
Group administration	1.2	0.8
Total capital expenditure incl. acquisitions	**168.8**	**298.7**

Divestments [2]	**93.1**	**319.6**

[1] Capital expenditure takes into account deduction in the purchase price calculations and FX rate changes

[2] Excluding transfers into 'Investment properties held for sale' -category

7. INVESTMENT PROPERTIES HELD FOR SALE

On 31 December 2018 the Investment Properties Held for Sale comprised of two properties in Finland. Properties transactions are expected to be finalized during the first three months of 2019. On 31 December 2017 the Investment Properties Held for Sale comprised of one property in Norway,which was disposed in June.

Citycon had no businesses held for sale (in accordance with IFRS 5) on 31 December 2018 or 31 December 2017.

EUR million	31 December 2018	31 December 2017
At period-start	**25.4**	**81.9**
Disposals	-65.4	-251.9
Changes in fair value	-2.6	-
Exchange differences	-0.3	-5.0
Transfers from investment properties	121.0	200.4
At period-end	**78.1**	**25.4**

8. CASH AND CASH EQUIVALENTS

MEUR	31 December 2018	31 December 2017
Cash in hand and at bank	4.2	3.7
Restricted cash	7.2	6.4
Total	**11.4**	**10.1**

Cash and cash equivalents in the cash flow statement comprise the items presented above. Restricted cash mainly relates to gift cards.

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Classification of financial instruments and their carrying amounts and fair values

	31 December 2018		31 December 2017	
MEUR	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**
Financial assets				
I Financial assets at fair value through profit and loss				
Derivative financial instruments	16.7	16.7	14.2	14.2
II Derivative contracts under hedge accounting				
Derivative financial instruments	1.4	1.4	7.0	7.0
Financial liabilities				
I Financial liabilities amortised at cost				
Loans				
Loans from financial institutions	278.7	279.1	225.9	226.3
Bonds	1,861.3	1,875.5	1,858.0	1,870.9
II Financial liabilities at fair value through profit and loss				
Derivative financial instruments	8.2	8.2	3.7	3.7
III Derivative contracts under hedge accounting				
Derivative financial instruments	-	-	0.7	0.7

10. DERIVATIVE FINANCIAL INSTRUMENTS

	31 December 2018		31 December 2017	
MEUR	**Nominal amount**	**Fair value**	**Nominal amount**	**Fair value**
Interest rate swaps				
Maturity:				
less than 1 year	-	-	-	-
1-5 years	226.2	1.4	228.7	0.2
over 5 years	-	-	-	-
Subtotal	**226.2**	**1.4**	**228.7**	**0.2**
Cross-currency swaps				
Maturity:				
less than 1 year	-	-	-	-
1-5 years	-	-	457.9	15.0
over 5 years	316.8	8.0	-	-
Subtotal	**316.8**	**8.0**	**457.9**	**15.0**
Foreign exchange forward agreements				
Maturity:				
less than 1 year	269.6	0.5	84.6	1.6
Total	**812.6**	**9.9**	**771.2**	**16.8**

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest swaps which have a nominal amount of EUR 226.2 million (228.7). The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 0.2 million (0.8) have been recognised in 'Share of other comprehensive income of joint ventures and associated companies' from interest rate swaps hedging the loan of Sektor Portefølje II AS.

Citycon also has cross-currency swaps to convert EUR debt into SEK debt and currency forwards. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria's loans are recognised under 'Share of profit of joint ventures and associated companies'.

11. DIVIDEND AND EQUITY REPAYMENT

The Board of Directors proposes to the Annual General Meeting that the Board be authorised to decide on the distribution of dividend for the financial year 2018, and assets from the invested unrestricted equity fund. Based on the authorization the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The dividend/equity repayment would be paid to shareholders in four instalments. Based on the authorization, the company could distribute a maximum of EUR 8,899,926.28 as dividends and EUR 106,799,115.36 as equity repayment.

12. CONTINGENT LIABILITIES

MEUR	31 December 2018	31 December 2017
Mortgages on land and buildings	130.7	132.1
Bank guarantees and parent company guarantees	33.2	40.9
Capital commitments	23.7	337.9

At period-end, Citycon had capital commitments of EUR 23,7 million (337.9) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

13. RELATED PARTY TRANSACTIONS

Citycon Group's related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures; Board members; CEO and other Corporate Management Committee members; and the company's largest sharehold-er Gazit-Globe Ltd. , whose shareholding in Citycon Oyj accounted for 48.5% on 31 December 2018 (31 December 2017: 44.6%).

Over the period, Citycon paid no expenses to Gazit-Globe Ltd and its subsidiaries (0.0), but invoiced EUR 0.0 million expenses forward to Gazit-Globe Ltd and its subsidiaries (0.1)